Exhibit 99.1

Mynaric delivers HAWK terminals to new commercial U.S.-based energy customer

US-based commercial energy customer using air-to-ground terminals to explore disaster recovery use cases for laser communications

LOS ANGELES and MUNICH, November 28, 2022 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced the delivery of a set of multiple HAWK optical communications terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized in disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised.

“Today marks an exciting day as our team ships HAWK products to a commercial energy customer in the United States,” said Tina Ghataore, CCO of Mynaric. “We are thrilled that the market is recognizing what we have known for many years; once you realize the power of laser communications technology, new use cases where the technology can outperform legacy systems emerge. Our HAWK terminals are ready to ship to customers today and we are looking forward to exploring additional use cases for laser communications in the future.”

“Originally designed for air-to-air use we have successfully demonstrated HAWK in a variety of air-to-ground and dynamic ground-to-ground scenarios,” said Joachim Horwath, CTO of Mynaric. “It’s great to see that our customers are making use of HAWK’s mission flexibility and we look forward to learning from this novel customer deployment to continue to advance our products for additional use cases.”

As communication networks get severely impacted by natural disasters, such as hurricanes, severe storms and ice accumulation, laser communication can play an important role in areas where satcom connectivity or terrestrial fiber is unavailable. Airborne vehicles equipped with optical communication terminals, transmitting large quantities of data in real-time, can provide an accurate account of the post-disaster environment, increasing the effectiveness and speed of restoration activities.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.